Acquisition of Oppenheimer LifeSpan Income Fund

    On June 11, 1998, the Fund acquired all the net assets of Oppenheimer LifeSpan Income Fund, pursuant to an agreement and plan of reorganization approved by the Oppenheimer LifeSpan Income Fund shareholders on May 25, 1998. The Fund issued 2,793,467, 85,715 and 8,737 shares of beneficial interest for Class A, Class B, and Class C, respectively, valued at $30,889,321, $947,405 and $96,665 in exchange for the net assets, resulting in combined Class A net assets of $230,808,283, Class B net assets of $59,193,669 and Class C net assets of $13,957,428 on June 12, 1998. The net assets acquired included net unrealized appreciation of $514,326. The exchange qualified as a tax-free reorganization for federal income tax purposes.